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Federal Kemper Life Assurance Company
1600 McConnor Parkway, Schaumburg, Illinois 60196-6801                       4.2

Death Benefit Rider

As used in this Rider, "contract" means the contract or certificate to which this Rider is attached. This Rider forms a part of the contract to which it is attached.
The Amount Payable Upon Death provision of the contract is hereby deleted in its entirety and replaced with the following:

Amount Payable Upon Death

Prior to Age 80 of the oldest Owner, the death benefit payable is equal to the greater of the following:

(1) the Contract Value;

(2) the Purchase Payment Death Benefit; and

(3) the Step-Up Death Benefit.

On or after the oldest Owner's 80th birthday, the death benefit is the Contract Value.

Contract Value

We compute the Contract Value and the Purchase Payment Death Benefit as of the end of the Valuation Period following Our receipt of due proof of death, the return of this contract and such other information We may require to process the death benefit. We compute the Step-Up Death Benefit as of the date of death.

Purchase Payment Death Benefit

The Purchase Payment Death Benefit is the sum of all Purchase Payments, less premium taxes, reduced by all adjustments for withdrawals.

For each withdrawal, We will make an adjustment equal to (1) divided by (2), with the result multiplied by (3), where:

(1) is the withdrawal and withdrawal charge amount,

(2) is the Contract Value immediately prior to the withdrawal, and

(3) is the Purchase Payment Death Benefit immediately prior to the withdrawal.

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Step-Up Death Benefit

The Step-Up Death Benefit on the Issue Date is equal to the initial Purchase Payment less premium taxes. Prior to the first Contract Anniversary, the Step-Up Death Benefit is equal to the Purchase Payment Death Benefit. On the first Contract Anniversary the Step-Up Death Benefit is the greater of:

(1) the Purchase Payment Death Benefit; and

(2) the Contract Value as of the first Contract Anniversary.

On each subsequent Contract Anniversary, prior to Age 80 of the oldest Owner, the Step-Up Death Benefit equals the greater of (1) and (2) below:

(1) Contract Value, and

(2) the Step-Up Death Benefit on the prior Contract Anniversary plus:

    (a) any Purchase Payments less premium taxes since the prior Contract Anniversary, and less:

    (b) the amounts of all adjustments for withdrawals since the prior Contract Anniversary.

For each withdrawal, We will make an adjustment equal to (1) divided by (2), with the result multiplied by (3), where:

    (1)  is the withdrawal and withdrawal charge amount;

    (2)  is the Contract Value immediately prior to the withdrawal; and

    (3) is the value of the Step-Up Death Benefit immediately prior to the withdrawal.

    Termination

    This Rider will remain effective while the contract is in force until the earlier of: (1) the date on which a change of Owner becomes effective; (2) the Annuity Date; or (3) the day next following an Owner's or Annuitant's date of death when a death benefit is payable for such death under the contract.

    This Rider may not be terminated while the contract is in force except as noted above.

    Spousal Continuation

    If this Rider is elected pursuant to a spousal continuation privilege, the Date of Continuance stated in the Contract Schedule will become the Issue Date for the purpose of calculating the death benefit under this Rider.

    Except as modified herein, all terms and conditions of the contract remain unchanged.

    In witness whereof, Federal Kemper Life Assurance Company has caused this Rider to be signed by its President and Secretary.

          /s/ Jeffrey A. Worf                  /s/ Jim Harlin

                                                  Jim Harlin

                Secretary                         President